                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 14A

                                 (RULE 14A-101)

                     INFORMATION REQUIRED IN PROXY STATEMENT
                            SCHEDULE 14A INFORMATION



                Proxy Statement Pursuant to Section 14(a) of the
           Securities Exchange Act of 1934 (Amendment No. __3______)


Filed by the Registrant /_/
Filed by a Party other than the Registrant /X/

Check the appropriate box:

/X/  Preliminary Proxy Statement             /_/  Confidential, for Use of the
                                                  Commission Only (as permitted
                                                  by Rule 14a-6(e)(2))

/_/  Definitive Proxy Statement

/_/  Definitive Additional Materials

/_/  Soliciting Material Pursuant to
     Rule 14a-11(c) or Rule 14a-12

                            SIMPSON INDUSTRIES, INC.
                            ------------------------
                (Name of Registrant as Specified in Its Charter)

                MMI INVESTMENTS II-A, L.P.; MCM MANAGEMENT, LLC;
               MILLBROOK CAPITAL MANAGEMENT, INC.; JOHN S. DYSON;
       CLAY B. LIFFLANDER; ALAN L. RIVERA; ROBERT B. KAY AND JEROME LANDE
       ------------------------------------------------------------------
     (Name of Person(s) Filing Proxy Statement if Other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

     /X/  No fee required.

     /_/ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11

     (1)  Title of each class of securities to which transaction applies:

     Not Applicable
     ---------------------------------------------------------------------

     (2)  Aggregate number of securities to which transaction applies:

     Not Applicable
     ---------------------------------------------------------------------

     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11(set forth the amount on which the filing fee is calculated and state how it was determined)

     Not Applicable
     ---------------------------------------------------------------------

     (4)  Proposed maximum aggregate value of transaction:

         Not Applicable
     ---------------------------------------------------------------------

     (5)  Total fee paid:

     Not Applicable
     ---------------------------------------------------------------------

/_/  Fee paid previously with preliminary materials

---------------------------------------------------------------------

/_/ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     (1)  Amount Previously Paid:

     Not Applicable
     ---------------------------------------------------------------------

     (2)  Form, Schedule or Registration Statement No.:

     Not Applicable
     ---------------------------------------------------------------------

     (3)  Filing Party:

     Not Applicable
     ---------------------------------------------------------------------


     (4)  Date Filed:

     Not Applicable
     ---------------------------------------------------------------------

             PRELIMINARY COPY--SUBJECT TO COMPLETION--MARCH 8, 2000


                     2000 ANNUAL MEETING OF SHAREHOLDERS OF

                            SIMPSON INDUSTRIES, INC.

                                 APRIL 18, 2000

                                 ---------------

                               PROXY STATEMENT OF

                           MMI INVESTMENTS II-A, L.P.

                              --------------------


         This Proxy Statement (this "Proxy Statement") and BLUE proxy card are being furnished in connection with the solicitation of proxies by MMI Investments II-A, L.P. ("MMI Investments" or "we") for use at the 2000 Annual Meeting of Shareholders of Simpson Industries, Inc., a Michigan corporation ("Simpson" or the "Company"), and at any adjournments or postponements thereof (the "2000 Annual Meeting"). Simpson has provided notice that the 2000 Annual Meeting will be held on April 18, 2000, and that the record date (the "Record Date") for determining shareholders entitled to notice of and to vote at the 2000 Annual Meeting will be March 3, 2000.

          At the 2000 Annual Meeting, the Company's shareholders will be asked to (i) elect seven individuals to the Board of Directors of Simpson (the "Board"), (ii) consider a resolution submitted by MMI Investments requesting that the Board seek the sale of Simpson to a third party through a competitive auction process to be conducted by a recognized investment banking firm (the "Shareholder Value Proposal"), and (iii) consider other business properly brought before the 2000 Annual Meeting.

         MMI Investments has nominated three individuals to be elected to the Board, John S. Dyson, Clay B. Lifflander, and Alan Rivera (the "MMI Nominees"). We are soliciting proxies for (i) the election of the MMI Nominees to the Board and (ii) the approval of the Shareholder Value Proposal .


         This Proxy Statement is first being furnished to Simpson shareholders on or about March 10, 2000.


         MMI Investments is the beneficial owner of 850,000 shares of common stock, $1.00 par value per share (the "Common Stock"), of Simpson, which shares represent approximately 4.7% of Simpson's outstanding Common Stock. Additional "participants" in the solicitation of proxies contemplated by this Proxy Statement, as defined in the proxy rules promulgated by the Securities and Exchange Commission ("SEC"), are MCM Management, LLC; Millbrook Capital Management, Inc.; John S. Dyson; Clay B. Lifflander; Alan L. Rivera; Robert B. Kay and Jerome Lande. Except for the shares owned by MMI Investments, which the additional participants may be deemed to beneficially own under SEC rules, none of the additional participants owns any Common Stock of Simpson. Additional information concerning MMI Investments and the other participants in this solicitation is set forth under the heading "Information Concerning MMI Investments and Other Participants in the Solicitation."

         THE ENCLOSED BLUE PROXY CARD MAY BE EXECUTED BY HOLDERS OF RECORD AS OF THE RECORD DATE. YOU ARE URGED TO SIGN AND DATE THE ENCLOSED BLUE PROXY CARD AND RETURN IT IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE 2000 ANNUAL MEETING. YOUR LAST DATED PROXY IS THE ONLY ONE THAT COUNTS, SO RETURN THE BLUE PROXY CARD EVEN IF YOU DELIVERED A PRIOR PROXY. WE URGE YOU NOT TO RETURN ANY PROXY CARD SENT TO YOU BY THE COMPANY.

                                *****************

                                  INTRODUCTION

WHAT ARE WE PROPOSING?

         At the 2000 Annual Meeting, seven Directors of Simpson are expected to be elected. MMI Investments intends to nominate for election to the Board, and is soliciting your proxy in support of the election of, John S. Dyson, Clay B. Lifflander and Alan L. Rivera. We also intend to present for consideration at the 2000 Annual Meeting, and are soliciting your proxy in favor of, the Shareholder Value Proposal, which requests that the Board seek the sale of Simpson to a third party through a competitive auction process to be conducted by a recognized investment banking firm.

WHY ARE WE MAKING THESE PROPOSALS?

         Our Shareholder Value Proposal is intended to permit Simpson's shareholders to express clearly and unequivocally to the Board their views concerning a sale of Simpson to a third party at an attractive price. Due to Simpson's poor stock price performance, the conditions in its rapidly evolving industry and Simpson's failure to develop and execute a substantial acquisition program to respond to such conditions, we have come to the conclusion that the sale of Simpson now is the best available alternative available to create value for Simpson shareholders. We explain the reasons behind this conclusion in great detail in this Proxy Statement. We encourage you to consider them carefully.


          Our determination to nominate, and solicit proxies for the election of, the MMI Nominees has arisen out of our concern over the response from Simpson's management to our attempt to bring the Shareholder Value Proposal before Simpson's shareholders. As we describe more fully later in this Proxy Statement (see "Reasons for Our Proposals - Background"), our attempt to engage Simpson's management in a dialogue concerning the Shareholder Value Proposal and our reasons for proposing it was initially met by what we believe to be a deliberate effort on the part of Simpson management to avoid meeting with us. When management finally agreed to present to us their strategic plan for the Company's future, we found nothing in that plan that allayed our concerns about the creation of shareholder value. In particular, we found nothing in that presentation which suggested that the potential sale of Simpson as a means to create shareholder value had been systematically considered. Thus, we have become convinced that only through the presence of the MMI Nominees on Simpson's Board will the strategic alternative of having an independent investment bank solicit offers for the sale of Simpson at an attractive price be given full and fair consideration by the Board. If our Shareholder Value Proposal is approved by shareholders and the MMI Nominees are elected to the Board, the MMI Nominees, as persons whose sole interest in Simpson is to increase the value of the 4.7% of Simpson's outstanding shares that they beneficially own, will work diligently to ensure that the strategic alternative of selling the Company now does not fall victim to any self-interest or lack of vision by Simpson management.


WHAT ARE THE REASONS YOU SHOULD SUPPORT OUR PROPOSALS?

         The three principal issues that we see confronting Simpson today are:

         SIMPSON'S STOCK HAS CHRONICALLY UNDER-PERFORMED. During the longest bull market of the century, Simpson has delivered negative returns on shareholders' investments. The market price of Simpson's Common Stock on February 29, 2000 closed at $10.06, a 35.8% decline from its peak within the last six years, $15.67 in early 1994. During the same period, the S&P 500 increased more than 191%. Had Simpson matched the mere price appreciation of the S&P 500 over that same period, Simpson's shares would be worth over $45 per share today. See the discussion of the performance of

Simpson's stock versus the S&P 500 Index , other market indices and an industry peer group, and the accompanying performance chart, in the section captioned "Reasons For Our Proposals--Simpson's Inadequate Return to Shareholders."

         SIMPSON'S FUTURE PROSPECTS ARE LACKLUSTER. We believe that Simpson, like many small companies in its industry, lacks the broad product and process technologies, manufacturing capacity and financial resources to support the significant investment needed to compete effectively given the rapidly consolidating and highly-competitive marketplace for vehicle parts suppliers. In addition, smaller producers in the auto parts industry are increasingly squeezed by their customers, the automobile manufacturers, who bring severe pressure to bear on pricing and margins. We believe the industry will increasingly come to be dominated by larger companies that have the necessary resources to meet the ever- increasing demands of automobile manufacturers. See "Reasons For Our Proposals--Changes in the Global Marketplace."

         SIMPSON HAS FAILED TO GROW THROUGH STRATEGIC ACQUISITIONS. Given the aforementioned obstacles facing smaller suppliers in the automotive parts industry, we believe a company like Simpson cannot hope to thrive purely on internal growth and that an acquisition program is a necessary key to a successful growth strategy. We believe that the acquisitions made by Simpson in recent years have been too few, too small and too infrequent. Further, we believe that Simpson is not likely to develop a realistic growth strategy based on acquisitions any time soon, due to the conservatism of Simpson's management, the absence of a significant track record as an acquirer, and its lack of an acquisition currency in the form of an attractive stock or significant cash access through leverage. See "Reasons For Our Proposals--Simpson's Lack of a Growth Strategy."

         WE BELIEVE THAT SIMPSON HAS NOT ARTICULATED A DETAILED, SPECIFIC AND COMPREHENSIVE PLAN THAT WILL ADDRESS THESE ISSUES. BASED ON THIS, WE HAVE COME TO THE CONCLUSION THAT NO SUCH PLAN EXISTS. IN THE ABSENCE OF SUCH A PLAN, OR EVEN THE REALISTIC HOPE FOR ONE, WE BELIEVE THAT THE BEST COURSE OF ACTION IS FOR THE BOARD TO SEEK THE SALE OF SIMPSON TO A THIRD PARTY.

         In mid-September 1999, we began attempts to arrange a meeting with senior management of Simpson in an effort to understand management's business strategy and their views concerning the creation of shareholder value in light of Simpson's undervalued market capitalization and the consolidating nature of the automotive parts industry. After initially agreeing to meet with us, Simpson management engaged in a pattern of stall and delay tactics, canceling and rescheduling our meeting on two different occasions, and then outright refusing to meet with us. Faced with the mounting complaints of other major shareholders concerning management's unwillingness to meet with us, Simpson's Chairman, Roy Parrott, and Chief Financial Officer, Vinod Khilnani, finally did meet with us on February 10, 2000, nearly five full months after our initial request for a meeting. In this meeting, Chairman Parrott outlined a strategic vision for Simpson that confirmed our fears about his lack of a plan for the growth of Simpson that would reliably create shareholder value. Our efforts to engage the Board and management in a dialogue concerning how best to create value for Simpson shareholders and our meeting with Chairman Parrott are chronicled under "Reasons For Our Proposals--Background."

         Because MMI Investments believes that Simpson management does not fully appreciate the reasons that the Board should consider the sale of Simpson now, we are convinced that even if the Shareholder Value Proposal were adopted by Simpson's shareholders, there is a material risk that it will not be given appropriate consideration by the Board and management, absent the presence of persons on the Board open to it and other means of enhancing shareholder value. We have concluded that, in order to ensure that the Board and management of Simpson consider the Shareholder Value Proposal and all other available options regarding the creation of value for Simpson shareholders, the active participation in the management of Simpson by persons, like the MMI Nominees, specifically committed to such goals is necessary to protect the interests of all Simpson shareholders. Accordingly, we believe it is in the best interests of all Simpson shareholders to support the election of the MMI Nominees to the Board and the approval of the Shareholder Value Proposal.

         We selected Messrs. Dyson, Lifflander and Rivera because of their qualifications and ability to represent your interests. Each of the MMI Nominees has consented to serve as a director of Simpson if elected. All MMI Nominees are committed to maximizing Simpson shareholder value through the solicitation of offers, by an independent investment bank, for the sale of Simpson at an attractive price. EACH OF THE MMI NOMINEES HAS FURTHER INDICATED THAT, IF ELECTED TO THE BOARD, HE WILL WAIVE AND FOREGO THE RECEIPT OF ANY COMPENSATION PAYABLE BY SIMPSON TO HIM AS A RESULT OF HIS SERVING AS A MEMBER OF THE BOARD. APPRECIATION IN THE PRICE OF THE SIMPSON COMMON STOCK WILL SERVE AS THE MMI NOMINEES' COMPENSATION.

 HOW CAN YOU MAKE YOUR VIEWS KNOWN?

         We encourage you to make your views on these important matters known to Simpson's senior management and its board of directors. THE BEST WAY TO ACCOMPLISH THIS IS BY EXECUTING YOUR BLUE PROXY CARD TO VOTE "FOR" THE MMI NOMINEES AND "FOR" THE SHAREHOLDER VALUE PROPOSAL . You are urged not to sign any proxy card sent to you by Simpson.

         You may also voice your support of our Shareholder Value Proposal and the MMI Nominees by either writing, calling or faxing Simpson's Chairman and Chief Executive Officer, Roy E. Parrott, and the other members of Simpson's Board. Simpson's address is 47603 Halyard Drive, Plymouth, Michigan 48170-2429, its telephone number is (734) 207-6200 and its fax number is (734) 207-6500. THEY ARE YOUR EMPLOYEES. LET THEM KNOW THAT YOU WANT THEM TO TAKE ACTION NOW TO ENHANCE THE VALUE OF YOUR INVESTMENT IN SIMPSON.

         YOUR VOTE IS IMPORTANT SO PLEASE SIGN, DATE AND MAIL YOUR BLUE PROXY CARD AT YOUR EARLIEST CONVENIENCE.

         If you wish to communicate with us concerning Simpson and the matters discussed in this Proxy Statement, executives of Millbrook Capital Management, Inc., the manager of MMI Investments, can be reached at (212) 586-4333.

WHO CAN VOTE AT THE 2000 ANNUAL MEETING?

         Simpson has given notice that the Record Date for the 2000 Annual Meeting is March 3, 2000. Shareholders of the Company as of the Record Date are entitled to one vote for each share of Common Stock of the Company held on the Record Date. According to the Company's preliminary proxy statement for the 2000 Annual Meeting that was filed with the SEC on March 3, 2000, 17,907,194 shares of Common Stock were issued and outstanding on the Record Date.

HOW DO YOU VOTE BY PROXY?

         To elect the MMI Nominees to the Board and approve the Shareholder Value Proposal, promptly sign, date and mail the enclosed BLUE proxy card in the enclosed postage-paid envelope. Whether you plan to attend the 2000 Annual Meeting or not, we encourage you to complete and return the enclosed BLUE proxy card.

         Properly executed proxies will be voted in accordance with the directions indicated thereon. If you sign the BLUE proxy card but do not make any specific choices, your proxy will vote your shares as follows:


     - "FOR" the election of the MMI Nominees, John S. Dyson, Clay B. Lifflander and Alan L. Rivera, to the Board, as well as for the election of all of the persons nominated by the Company for the Board, except George R. Kempton, George A. Thomas and F. Lee Weaver.


     -    "FOR" the Shareholder Value Proposal.

         If any other matter is presented at the 2000 Annual Meeting, the persons named on the enclosed BLUE proxy card will vote in accordance with their best judgment concerning such matter. At the time this Proxy Statement was first furnished to shareholders, we knew of no matters that would be acted upon at the 2000 Annual meeting, other than those discussed in this Proxy Statement.

         If any of your shares are held in the name of a brokerage firm, bank, bank nominee or other institution on the Record Date, only that institution can vote your shares and only upon its receipt of your specific instructions. Accordingly, please contact the person responsible for your account at such institution and instruct that person to execute and return the BLUE proxy card on your behalf. You should also sign, date and mail the voting instruction form that your broker or banker sends you. Please do this for each account you maintain to ensure that all of your shares are voted.

         Remember that your vote is important regardless of the number of shares you own. Please act today by signing, dating and mailing your BLUE proxy card. Remember, do not sign any proxy card sent to you by Simpson, not even as a vote of protest. A later-dated Simpson proxy card will revoke a previously executed BLUE proxy card.

WHO CAN YOU CALL IF YOU HAVE QUESTIONS?

         If you have any questions concerning this Proxy Statement or need help voting your shares, please call Jerome Lande at (212) 586-4333 or MMI's proxy solicitor:

                              D.F. KING & CO., INC.
                                 77 WATER STREET
                               NEW YORK, NY 10005

                                 CALL TOLL FREE:
                                 1-888-242-8149


                                  *************

                            REASONS FOR OUR PROPOSALS

BACKGROUND

         MMI Investments is a private investment firm with investments in publicly traded securities which we believe are substantially undervalued. The portfolio of MMI Investments includes significant investments in approximately 30 public companies at any given time. You will find more information about us and our affiliated companies under "Information Concerning MMI Investments and Other Participants in the Solicitation." We have acquired shares of Common Stock of Simpson over time because we believed that the trading prices for the Common Stock have not adequately reflected the intrinsic value of Simpson's underlying operations and assets. We continue to believe that is the case. However, as we have learned more about Simpson and its business strategy, we have become increasingly pessimistic concerning Simpson's ability to realize this potential value as an independent company under current management.



         In May 1999, we began to acquire shares of Simpson's Common Stock because of what we consider to be the large discount to its true value at which the Common Stock was trading. We based this conclusion on our experience with other companies in this industry and the multiples of EBITDA (i.e., earnings before interest, taxes, depreciation and amortization) at which other companies in the industry had changed hands in recent merger and acquisition transactions. According to the December 1, 1999 issue of THE DAILY DEAL, ".. most acquisition targets in the auto parts industry have gone for seven to nine times Ebitda." Based on Simpson's approximately $67 million of EBITDA in fiscal 1999, Simpson would, even if valued at the low end of this range, have a value of approximately $20 per share. There can be no assurance, however, that the shares of Common Stock would be valued at such levels by any potential acquiror of Simpson. In addition, none of MMI Investments, the other participants in MMI Investment's solicitation or any other person on behalf of MMI Investments has conducted a formal valuation analysis of Simpson. Prior to May 1999, MMI Investments had not owned any shares of Simpson Common Stock.


         We have continued to invest in Simpson's Common Stock and as a result are now among the Company's largest shareholders, owning 850,000 shares or approximately 4.7% of the outstanding Common Stock. In mid-September 1999, we contacted Chairman Parrott and requested a meeting for later that month or the beginning of October 1999 in an effort to understand Simpson's business strategy. We initiated this meeting in order to discuss management's strategic business plan and views concerning the creation of shareholder value in light of Simpson's severely undervalued market capitalization and the consolidating nature of the automotive parts industry. Such a meeting is a common practice for us with companies in which we have made investments and in our experience is generally welcomed by a company's management as an opportunity to present its strategic plan to one of the company's significant owners. Rather than the cooperation and responsiveness we had hoped that Simpson management would demonstrate, we received a request that we wait approximately six weeks for this meeting. While puzzled by management's refusal to yield us one hour of time until early November, we were eager to afford management the opportunity to relate its strategic plan for the creation of shareholder value and agreed to wait and meet with Chairman Parrott on November 2, 1999. One week before we were to meet with management at the Company's offices in Plymouth, Michigan, we received a letter from Chairman Parrott canceling our meeting of November 2nd. Among the reasons given for this cancellation was that: "[t]he other information we [management] have assembled indicates that [MMI Investments] has a history of submitting shareholder proposals for inclusion in companies' proxy materials." Further, our interest in meeting to discuss the future of the Company was dismissed as follows: "If your interest in the meeting is to garner text for the statement supporting a shareholder proposal, as appears to have been the case in other instances, we likewise have no interest in meeting with you."


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


         We were dismayed at management's unwillingness to allay our concerns about Simpson's languishing stock price by meeting with us to demonstrate a reasonable plan for increasing shareholder value. We responded to Simpson the following day, October 27, 1999, in a letter explaining that we manage investments in a number of public companies and meet with management of many of these companies regularly without participating in their proxy process. We further stated that a meeting with Simpson management would provide great insight into the operation and strategic plan of the Company and management's capabilities. (Please see Appendix A for copies of the referenced written correspondence between MMI Investments and the Simpson management.) The Company replied with a letter reiterating the cancellation of our November 2nd appointment and suggesting a meeting instead in December. We interpreted that suggestion as an attempt to delay our consideration of possible next steps, including the submission of a shareholder proposal, until after the November 12, 1999 deadline for submission of shareholder proposals for inclusion in Simpson's proxy material for the 2000 Annual Meeting. We concluded that management's repeated efforts to avoid a discussion of the creation of shareholder value meant that it might in fact have no plan on that important matter. Therefore, we decided that our active participation in Simpson's annual meeting was necessary for the creation of value for all Simpson shareholders. On November 2, 1999, we submitted our Shareholder Value Proposal. Accompanying the proposal was a letter accepting Mr. Parrott's proposed meeting in December.

         Simpson's management refused to include our Shareholder Value Proposal in its proxy materials. While Simpson was not, under the rules of the SEC, required to include our Shareholder Value Proposal in management's proxy materials, it was certainly permitted to include it and we were hopeful that Simpson would choose to include the proposal in the spirit of allowing shareholders a voice on matters vital to their company's future. To this end, we even stated our willingness to pay the extra printing and mailing costs associated with the inclusion of the brief additional materials in Simpson's proxy statement. In spite of this, management denied our request. Furthermore, Chairman Parrott officially retracted his offer of a meeting in December and stated that he "[does] not believe that a meeting would be constructive or worthwhile for either party." WE INFORMED CHAIRMAN PARROTT THAT A MEETING WITH ONE OF THE COMPANY'S LARGEST SHAREHOLDERS WOULD BE, WE BELIEVE, WELL WORTH HIS TIME, PARTICULARLY IF CHAIRMAN PARROTT HAD A PLAN TO ARTICULATE.

         In response to these events and in order to allow us to communicate more freely with fellow Simpson shareholders, we filed on December 1, 1999 a preliminary proxy statement with the SEC relating to our Shareholder Value Proposal.

         On December 8, 1999, we sent a letter to Chairman Parrott asking what he would do in the event the Company's shareholders approved our Shareholder Value Proposal. We asked him to let us know whether, in the event of the passage of our proposal, he would do the following:

     - as Chairman of the Board, promptly call a meeting of the Board to consider the implementation of the Shareholder Value Proposal; and

     - as a director, vote in favor of a resolution to implement the Shareholder Value Proposal.

We sent a copy of this letter to each of Simpson's other directors, indicating that we were equally interested in their response, as a director of Simpson, to the questions posed in our letter to Chairman Parrott. A response was requested by December 15, 1999. The ONLY RESPONSE we received was a letter from Chairman Parrott acknowledging receipt of the letter and stating that copies of it have been sent to the Board.



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



         So that you can judge for yourself the tone and nuance of our communications with management and determine whether our reaction is appropriate, we have attached copies of the correspondence between Simpson and MMI Investments discussed above.


         On December 27, 1999, we submitted a request to the Company seeking to inspect certain records that we believe we are entitled to inspect as shareholders of Simpson under applicable Michigan law, including the Company's shareholder list and information concerning contemplated, proposed or considered extraordinary corporate transactions involving the Company, such as acquisitions, mergers, and sales of assets, and proposals received by the Company from any of its customers or prospective customers requesting that the Company develop, or assist such customers in the development of, additional products or services or requesting reduced prices from the Company. Because of the Company's lack of communication with us, we hoped that a review of such records would help us evaluate the effect of the decisions and actions of the Board and management in the recent past on the Company's stock price and operations, and the response of management to the changes in the Company's industry.



         In response to this request, we received a letter from the Company's outside attorneys on January 4, 2000 denying our request to inspect all of the records we had requested except for the shareholder list on the basis that "the Company does not believe that MMI has stated a proper purpose under, or is otherwise entitled, to inspect any of the other information requested." To date, we have received from Simpson a registered shareholder list but have been denied access to information that we believe Simpson possesses concerning the beneficial owners of its stock (i.e. shareholders who hold their stock through banks, brokers and other financial institutions), as well as the other records we requested. We believe that, under applicable Michigan law, we are entitled to inspect such records, although there can be no assurance a Michigan court would agree. Michigan law states that any shareholder of record has the right to inspect for any proper purpose the corporation's stock ledger, a list of its shareholders, and its other books and records, subject to certain notice requirements and to the records sought being directly connected to the purpose. A "proper purpose" means a purpose reasonably related to such person's interest as a shareholder. Our purpose for requesting a beneficial owners list was to facilitate our contacting other shareholders in order to present and discuss our proposals. Our purpose for asking for the other records was to enable us to assess management decision making by Simpson, including in response to changes in Simpson's industry, and the extent to which such decisions have impacted the value of Simpson's shares. Copies of the correspondence between us and our representatives and representatives of Simpson are available to anyone who receives this Proxy Statement, upon request. We believe that these requests were reasonably related to our interest, as a shareholder, in promoting the proposals described in this Proxy Statement.



         We believe that the refusal of the Company to provide us a beneficial owners list, a list that would allow us to communicate with all shareholders of the Company on the same basis that the Company is able to communicate with them, is another tactic of the Company to prevent a fair and democratic proxy contest. Ask yourself, why is Chairman Parrott afraid to compete with MMI Investments on a level playing field?


         Faced with mounting complaints from other major shareholders concerning Chairman Parrott's refusal to meet with us, Chairman Parrott finally agreed to meet with us. On February 10, 2000, we met with Chairman Parrott and Vinod Khilnani, Simpson's Chief Financial Officer. After listening to Chairman Parrott's views regarding management's strategic vision and the creation of shareholder value, we now think we have a good idea why he wanted to avoid a meeting with us.

         In our meeting, Chairman Parrott outlined his strategic plan for Simpson, the financial results to be expected from that plan during the next five years, and the Company's merger and acquisition strategy. While Chairman Parrott's presentation in person was principally similar to the earlier public filing with the SEC of his presentation materials, this meeting was useful in its corroboration of our understanding of Chairman Parrott's strategic plan. Here is a summary of his presentation and our comments thereon:

         SIMPSON'S STRATEGIC PLAN: Chairman Parrott's long-term vision for Simpson is not as a producer of large sub-assemblies, but rather as a producer of components and small modules which would be supplied to a middle layer of sub-assembly manufacturers as well as car manufacturers. It is our belief that the further auto parts manufacturers are from their end customers, the auto manufacturers, the greater the margin dilution they are likely to suffer as a result. Furthermore, we believe that auto parts suppliers that resign themselves to the manufacture of components and small modules rather than large and complex sub-assemblies run a severe risk of alienating a customer base that is increasingly looking to shrink their individual component purchasing, their in-house assemblage, and the number of their suppliers.

         SIMPSON'S EXPECTED FINANCIAL RESULTS: Chairman Parrott's strategic plan projects revenue growth from new business and M&A activity to a total of $1 billion for Simpson in 2005. Chairman Parrott also projects improvement in Simpson's operating margins to 9% in 2002. While we believe that these examples of revenue growth and margin improvement may be attainable by Chairman Parrott, they are not, in our view, adequate for a public company in Simpson's position. We believe a $1 billion dollar auto parts manufacturer is barely large enough to survive IN TODAY'S MARKETPLACE. It is our belief that Chairman Parrott's plan does not address the primary cause of Simpson's poor valuation: its relative size and lack of a real growth strategy. Since we have no reason to believe that the investment community will change its view of companies of Simpson's relative size and growth expectations, we believe that Chairman Parrott's strategic plan will result in a share valuation on a price-to-earnings basis in the future similar to the one with which Simpson currently suffers. For example, when one calculates the proportional increase in Simpson's net income margin from Chairman Parrott's goal of 9% operating margin improvement, applies the benefit of this margin to the 2005 revenue projection of $1 billion, uses the price-to-earnings valuation at which Simpson currently trades (approximately 8.9 times as of March 3, 2000), and calculates the value of Simpson stock in today's dollars using a 15% discount rate, the result from the Simpson financial plan is a stock price that has a present value of APPROXIMATELY $11.60. WE BELIEVE THAT A FINANCIAL PLAN THAT PROJECTS SUCH MODEST GROWTH IN MARKET VALUE IN FIVE YEARS IS NOT ACCEPTABLE.


         SIMPSON'S MERGER & ACQUISITION STRATEGY: Chairman Parrott's M&A strategy is geared to achieving strategic, synergistic, and accretive acquisitions at a cautious pace. In addition, Chairman Parrott believes that Simpson can sustain sufficient additional leverage to pursue such an efficient and accretive acquisition program. We are skeptical, however, of Chairman Parrott's acquisition program. As we explain elsewhere in this Proxy Statement (See "--Simpson Has Left Itself with No Currency for Acquisitions" on page 15), based on current conditions in the public debt markets and Simpson's limited leverage capacity due to the size of its EBITDA stream and the likelihood that it will in the future have to use some significant portion of that EBITDA to make capital expenditures required to respond to a changing marketplace, it is our belief that the acquisitions available to Simpson would be too small to make a significant difference in Simpson's overall market position. Simpson appears to recognize this issue. In our meeting, Chairman Parrott stated, as he did in Simpson's fourth quarter earnings conference call, that Simpson's acquisition prospects are limited to a small number of companies with under $100 million of revenue. Further, Chairman Parrott's goal of $1 billion in revenue by 2005 includes revenue growth derived from his acquisition program. We believe Chairman Parrott's goal of $500 million in total revenue growth from both intrinsic and external (acquired) growth in the next five years is a lethargic goal, especially for a company in Simpson's position.

         For these reasons, we believe that Chairman Parrott's strategic plan demonstrates no realistic prospects for a meaningful acquisition program, no recognition of Simpson's need rapidly to grow and achieve economies of scale in order to remain viable in the auto parts industry, and a financial plan from both intrinsic and external growth that projects, under current multiples, a stock price in five years that will have experienced, at best, modest growth. In other words, we believe that Chairman Parrott would not meet with us because he could not present a strategic plan that demonstrates credible value creation for shareholders. As such, we are even more concerned that Simpson management, and Chairman Parrott in particular, does not fully appreciate, and therefore will not properly consider, the significant value creation that may result from an orchestrated and accountable sale process.

         As evidence of our concerns, we ask you to consider the combined stock ownership level of the ten members of the Board and the five highest paid executives of Simpson (excluding unexercised employee or director stock options). These Simpson insiders, in spite of their more than 150 years of combined service with the Company, own less than 3% of its stock. See Schedule I and Schedule II for MMI Investment's and management's stock ownership, respectively. Given the commonly accepted principle that significant stock ownership by a company's management more fully aligns their interest with those of the company's other shareholders (see, for instance, the Report of the Compensation Committee of the Board contained in Simpson's 1999 Annual Meeting Proxy Statement (reiterated in the preliminary proxy statement it filed on March 3, 2000 for the 2000 Annual Meeting) which states that "[its] policies are also designed to promote Company stock ownership among the executive group to align their long-term interests with those of the shareholders and to encourage enhancement of shareholder value"), we believe the level of stock ownership by Simpson's management contributes to a lack of commitment to the creation of value for the true owners of the Company. As a result, we ask you to consider whether management may be more interested in retaining their present positions and compensation packages than in maximizing the value to them (AND YOU) as shareholders. Please consider that, if elected to the Board, the MMI Nominees will be:

         - The members of the Board with the greatest beneficial ownership of Common Stock;

         - The only significant shareholders on the Board who are not drawing a salary from the Company in excess of a quarter of a million dollars annually; and


         - The only members of the Board who will not receive directors' fees or a salary from the Company.

         We believe that, if elected, the MMI Nominees will be the only Board members whose interests are solely aligned with those of our fellow shareholders.

REASONS TO SUPPORT THE MMI NOMINEES AND THE SHAREHOLDER VALUE PROPOSAL

         Please consider the following:

         SIMPSON'S INADEQUATE RETURN TO SHAREHOLDERS. During the longest bull market of the century, Simpson has for long periods delivered negative returns on shareholders' investments. The market price of the Common Stock on February 29, 2000 closed at $10.06, a 35.8% decline from its peak within the last six years, $15.67 in early 1994. During the same period, the S&P 500 increased more than 191%. HAD SIMPSON MATCHED THE MERE PRICE APPRECIATION OF THE S&P 500 OVER THAT SAME PERIOD, SIMPSON'S SHARES WOULD BE WORTH OVER $45 PER SHARE TODAY. Do not be fooled by the Company and its management when they proclaim the Company is headed in the right direction as evidenced by a 16% increase in Simpson's share price during 1999. Since the end of 1999, the Common Stock has lost approximately 66% of 1999's gain (as of February 29, 2000). In addition, remember that this is primarily the same management group that was responsible for driving the share price from $15.67 in early 1994 to approximately $9.50 at the end of 1998. Despite management's professed success in 1999, the fact is that the Common Stock is still trading at levels that are wholly inadequate. We also note that management is not quick to point out that more than 6% of 1999's 16% gain (or approximately 38% of 1999's gain) occurred after we filed our preliminary proxy statement related to our Shareholder Value Proposal on December 1, 1999.

         The following graph, which compares the percentage change in the cumulative total returns of the Common Stock of Simpson, the Standard & Poor's 500 Index , the Standard & Poor's Manufacturing (diversified industries) Index ("S&P MAND"), the Russell 2000 Index and an industry peer group selected by the Company for use in its proxy statement illustrates the point. The percentage change in cumulative total return has been calculated for the period beginning on December 31, 1993 through February 29, 2000. Consider Simpson's poor stock price performance for yourself.

                     STOCK PERFORMANCE* SINCE DECEMBER 1993
        Cumulative Total Return Based on Initial Investment of $100 on
                              December 31, 1993,
                     Assuming Reinvestment of Any Dividends

                                    [GRAPH]

                   12/31/93  12/31/94  12/31/95  12/31/96  12/31/97  12/31/98  2/29/00
                   --------  --------  --------  --------  --------  --------  -------
Simpson ........     $100      $ 68      $ 69      $ 87      $ 97      $ 83      $ 89
                                                                                 ----
S&P 500 ........      100       101       139       170       227       291       328
                                                                                 ----
S&P MAND .......      100       103       145       194       266       326       326
                                                                                 ----
Russell 2000 ...      100        98       126       147       180       175       243
----------------     ----      ----      ----      ----      ----      ----      ----
Peer Group Index      100        83        89       113       141       140       105
----------------     ----      ----      ----      ----      ----      ----      ----


------------

     * The S&P 500 Index is a broadly diversified index that is based on the stock prices of 500 different companies, broken down as of February 29, 2000 into 378 industrial companies, 40 utilities, 11 transportation companies, and 71 financial institutions. It is a capitalization weighted index which means changes in the price of a particular stock will influence the index in proportion to the total market value of the outstanding stock of that particular company. As of February 29, 2000, the weighted average market value of the S&P 500 Index was approximately $134 billion while the median market value of stocks represented in that index was approximately $7.9 billion. The average price/earnings ratio of companies included in the S&P 500 Index as of February 29, 2000 was
         31.08. The S&P MAND is an index that is based on the stock prices of 11 manufacturing companies that is designed to measure the performance of the manufacturing (diversified industries) sector of the S&P 500 Index. It is also a capitalization weighted index. The average price/earnings ratio of companies included in the S&P MAND as of February 29, 2000 was 21.54. The Russell 2000 Index measures the performance of the 2,000 smallest companies in the Russell 3000 Index, which represent approximately 8% of the total market capitalization of the 3,000 largest US companies based on TOTAL
         MARKET CAPITALIZATION. As of June 30, 1999, the average market capitalization of such companies was approximately $526.4 million.
         As of February 29, 2000, the average price/earnings ratio of such companies was 63.88. As of February 29, 2000, Simpson's market capitalization was approximately $181.2 million and its price/earnings ratio was 8.83.

         Take another look at the performance graph on the previous page. A $100 investment in Simpson's Common Stock made on December 31, 1993 has been worth less than that amount on each of the measurement dates in the graph. Should shareholders of Simpson continue to be patient with these returns? We believe not. Management may counsel patience, citing the weak market for small cap value stocks and the automotive parts supplier industry generally. In our view, these issues are insignificant and only mask the real issue affecting the value of Simpson and the returns to its shareholders, namely the fundamental changes affecting the vehicle parts industry globally that are increasingly beyond the capacity of a small, independent company like Simpson to address or remedy. WE URGE YOU NOT TO BE FOOLED -- THE FUTURE OF YOUR INVESTMENT MAY DEPEND UPON IT.

         CHANGES IN THE GLOBAL MARKETPLACE. The automobile and vehicle parts industries have undergone dramatic transformations in the 1990s. Both industries have experienced mass consolidation which, in our opinion, has thus far increased and will continue to exacerbate the pricing pressures being experienced by small companies like Simpson. We are not alone in this view. A November 11, 1999 article in THE WALL STREET JOURNAL entitled "As Auto-Parts Markers fight for Profits, `Correction' is Taking Place in Industry" reports: "A consulting group's analysis of the financial statements of publicly traded automotive-components makers underscores the pressures of the industry's restructuring" and that "the industry has high fixed costs, rising research and development outlays, demands from auto makers to assume warranty costs and to deliver annual price reductions, and high investment requirements." The consulting group's analysis referred to in that article indicated that:

         [T]he number of suppliers with revenue between $500 million and $1 billion substantially decreased between 1997 and 1998. Regardless of their performance, companies in and around this category are under increasing pressure to grow. . . .
         Clearly, this is not a time for complacency.

         We believe Simpson's results of operation have already been impacted by these pricing pressures. For instance, based on recently available industry data, the Company's gross margin is below industry averages (10.1% for fiscal year 1999 vs. 21.0% for the industry). We believe that pricing pressure is particularly evident in a lag in gross margin due to the lack of purchasing power and the high capital cost of automation that plague smaller producers. Simpson is not alone; we believe the entire vehicle parts supplier industry will face severe challenges in the near future. However, we believe that Simpson is not positioned to face these challenges. Consider the following:

         Since the fourth quarter of 1998, the automobile industry has seen the merger of Daimler Benz and Chrysler, Ford's acquisition of Volvo and the investment by Renault in Nissan. One common theme present in all of these transactions has been the expectation that the larger combined companies will benefit immediately from cost savings. The single largest component of this cost savings is expected to be savings on purchasing from vehicle parts suppliers. Auto industry analysts have suggested that larger companies such as these will be successful in leveraging their purchasing power by demanding and receiving price concessions from their suppliers as a result of the following factors:

     - By comparing price sheets from the vast supply base of a combined purchasing department, manufacturers will be able to identify easily where pricing discrepancies exists.

     -        Suppliers will be unable to resist these cost reduction requests.
              In most cases, automobile manufacturers have plenty of alternate sources for parts. As long as someone is willing to provide products at a lower price, manufacturers will be successful in gaining price concessions.

     - Requesting price concessions from suppliers also protects the manufacturers from any internal struggles. Cost savings through layoffs and/or plant closures create additional costs up-front and can produce negative goodwill throughout the workforce. Going after suppliers generates rapid cost reductions with no negative impact on the new entity.

         In our opinion, suppliers like Simpson have had and will continue to have no choice but to grant the requested price concessions. In an industry with high capital costs, suppliers tend to fight for increased market share even if additional market share comes at the expense of gross margins. Therefore, if a company like Simpson is unwilling to make price concessions, somebody else will, leaving the Company to spread high capital costs over fewer sales. In addition, new purchasing technologies in the auto parts industry such as the internet auto parts exchange announced by General Motors, Ford and DaimlerChrysler in late February 2000 may further squeeze margins. The auto makers intend to flow as much as $240 billion of their annual spending on parts through such exchange once it is fully operational To quote the February 28, 2000 edition of THE WALL STREET JOURNAL:

         But for smaller suppliers and others not ready to embrace the wired world, the creation of the equivalent of Home Depot for auto suppliers may not be such a wonderful thing. "These online auctions are really going to squeeze the margins of some suppliers who can't afford to be squeezed," said Rod Lache, auto analyst for Deutsche Banc Alex. Brown.

         Simply put, the automobile industry consolidation does not bode well for companies like Simpson. DaimlerChrysler's purchasing cost savings were estimated to be $533 million in 1999 alone. For Renault/Nissan, the purchasing cost savings are expected to be $491 million for calendar year 2000. On an overall basis, it has been estimated that the calendar year 2000 cost savings that the three recently consolidated manufacturers (DaimlerChrysler, Renault/Nissan and Ford/Volvo) are looking for is $1.5 billion from direct purchasing reductions. These reductions, if not offset by cost reductions or other savings at the supplier level, could reduce overall estimated supplier industry margins by 5.4%. And this projection merely reflects the effect on the parts industry of the cost savings projected by the three consolidated automobile manufacturers. In order to remain competitive with those three manufacturers, we believe that other automobile manufacturers will be forced to seek price reductions from their suppliers, thereby further exacerbating already existing pricing pressures.

         But the story of independent, small vehicle parts makers like Simpson is, we believe, not merely a tale of greater pricing pressures but also of lost opportunities. For instance, manufacturers in the automotive industry are increasingly looking for suppliers capable of developing and testing larger and more complex modules and subassemblies. These modules and assemblies consist of "bundles" of automotive components, all preassembled prior to delivery to the automotive manufacturer. Modules and subassemblies can range from relatively simple auto components, like a dashboard, to complex systems like seat and door systems, complete driver/passenger compartment systems, and fully assembled "rolling chassis." For instance, the prototype Mercedes "Smart" car, assembled in France, is assembled from only six modules. This trend presents a unique opportunity for suppliers with a broad range of product and process technologies and expertise in logistics and project management. As a reward for those suppliers capable of taking responsibility for more complex subassemblies, manufacturers are developing closer long-term supply relationships. In addition, suppliers demonstrating the core competencies to handle added product development and testing are also being offered the opportunity of extra volume.

         In order to meet the added demands of manufacturers, suppliers are required to undertake heavy investment to acquire and develop expanded system capabilities, raising the costs and risks of participation in order to take advantage of the available opportunities. In our opinion, despite Simpson's professed interest in participating in this trend, as evidenced by its statements in its 1998 Annual Report to Shareholders, Simpson, unfortunately, is not in a position to take advantage of such opportunities. We believe that Simpson lacks the broad product and process technologies, manufacturing capacity and financial strength either to develop complex subassemblies itself or to acquire a company of a sufficient size and with sufficient capabilities. As a result, we believe Simpson and companies like it may be excluded from the opportunities arising from the changing relationship between manufacturers and suppliers.

         These trends have had a dramatic effect on the vehicle parts industry. In 1990 there were more than 3,000 tier-one companies in business. Six years later, the number was down to 1,500 and some estimates indicate that the number will further decrease to approximately 350 by the end of year 2000. This shows that suppliers seeking to compete more efficiently in a changing marketplace are seeking strategic combinations and acquisitions to help accomplish their goals.

         Without a viable strategy to address the challenges facing smaller suppliers in the automotive parts industry, Simpson will, we believe, continue to be confronted with fierce competition from companies with far superior cost structures that can effectively compete in an environment of intense cost pressures, lower margin businesses and significant capital requirements. Our fear is that Simpson, as an independent company with its current position in the industry and no real prospects for what we view as sufficient growth, is not equipped to handle that competition. THE END RESULT, WE BELIEVE, WILL BE THE DETERIORATION OF SIMPSON'S CORE BUSINESSES AT THE EXPENSE OF ITS SHAREHOLDERS.

         SIMPSON'S LACK OF A GROWTH STRATEGY. In the face of these challenges, management has not, in our opinion, offered a viable strategy to increase Simpson's market share through external growth. While operating personnel have managed to produce some internal growth, in our view, Simpson corporate management clearly have not in the recent past demonstrated the capabilities or business strategy necessary to gain market share, improve operating efficiency or broaden product lines through an acquisition program. By failing to do so, we believe Simpson corporate management has essentially stifled the growth of the Company's value in the public marketplace since, as one major firm investment analyst that covers the automotive parts industry has reported, "companies in which internal growth is supplemented by acquisitions have historically been better investments than those focused on internal growth alone."

         Look at Simpson's recent history in the acquisition arena. The Company has not completed a significant acquisition since it acquired Cummins Engine Vibration Attenuation business (the "Cummins Acquisition") in June of 1997 at an aggregate purchase price of approximately $76 million. The Company's only other acquisition since then, the acquisition of Stahl International, Inc. in April 1998 for $3.7 million, was, in our view, an insignificant transaction. We believe that the Cummins Acquisition itself demonstrates a lack of Simpson corporate management's ability to execute an effective acquisition program. The Cummins Engine Vibration Attenuation business experienced margin deterioration in the 18 months prior to the acquisition, causing the purchase multiple to actually TREND UPWARDS on a trailing basis, from 8.7 times 1996 earnings before interest and taxes ("EBIT") to 9.2 times annualized EBIT for the first six months of 1997. Based on this margin deterioration and the fact that the final purchase price reflected an increased purchase multiple, MMI Investments believes Simpson overpaid for this business. Overpaying for a small business headed in the wrong direction is, in our opinion, a poor way to pursue an acquisition program.

         We believe that Simpson's lack of strategic acquisitions over the past two years has weakened Simpson's competitive position and significantly hindered its ability to achieve economies of scale, thereby impairing value for shareholders. Since the Cummins Acquisition, which was itself an unusual activity for the Company, Simpson has not demonstrated an interest, let alone the ability, to improve its position as a market leader through acquisitions. Chairman Parrott has, of course, publicly suggested that Simpson now intends to pursue a more vigorous acquisition program involving strategic, synergistic, and accretive acquisitions at a cautious pace. We doubt his plan will succeed for three reasons:

         - SIMPSON HAS NO ACQUISITION OR GROWTH TRACK RECORD which would identify it in any way to the market as a legitimate potential acquiror.

         - SIMPSON HAS LEFT ITSELF WITH NO CURRENCY FOR ACQUISITIONS. Due to the already apparent strain on its margins and the effect of such strain on Simpson's operating results generally, Simpson would almost certainly have significant difficulty sustaining the leverage burden of large debt-financed acquisitions. In a recent filing with the SEC, Simpson stated that its Debt-to-EBITDA ratio and its EBITDA/Interest coverage ratio are both better than many companies in Simpson's industry. We believe that this is largely irrelevant. The point is that the amount of EBITDA (defined for this purpose as Simpson's earnings before interest, taxes, depreciation and amortization) that Simpson generates limits the amount of additional debt that Simpson can support, and any such additional debt will not permit Simpson to greatly expand its business through cash acquisitions. By way of illustration, MMI Investments believes that based on Simpson's approximately $67 million of EBITDA for the twelve months ended December 31, 1999, its current debt of approximately $113 million, and an assumed interest rate of 11.27% for debt securities issued in the high yield market in connection with a highly leveraged acquisition transaction (which is approximately the average yield-to-maturity reported by Bear Stearns & Co., Inc. in its High Yield Index Report dated February 25, 2000 for high yield bonds issued by companies included in its Automobile Manufacturing - Related Index), Simpson's long-term borrowing availability for such a transaction, based on an EBITDA/Interest coverage ratio of 3.45 (which is the average of the EBITDA/Interest coverage ratios of the companies used by Simpson as its peer group in Simpson's recent filing with the SEC), is no greater than approximately $89 million. Even this number may overstate Simpson's borrowing capacity. Simpson's $67 million of reported EBITDA does not reflect the use by Simpson of a significant portion of its cash flow to fund capital expenditures necessary for Simpson to compete for, among other things, capital intensive projects to produce auto subassemblies and modules. For example, in fiscal 1999 alone, Simpson incurred approximately $42 million in capital expenditures. Simpson cannot realistically expect to use its equity to make acquisitions either. Due to Simpson's poor stock price performance, it could not finance a transaction through the issuance of more equity without substantially diluting current ownership and further hurting its operating results.

         - SIMPSON HAS, WE BELIEVE, A HISTORY OF COMPLACENT MANAGEMENT, avoiding leverage and significant structural changes in the business. In our opinion, such a management approach has led, and will continue to lead, to the stagnation or, worse yet, the decline of Simpson's market value, given the demands of the changing global marketplace. A strategic acquisition to improve Simpson's position requires a degree of ambition that we believe this Board has failed to demonstrate and is unlikely to assume.

         THERE IS A SOLUTION. We believe the best course of action is for the Board to seek the sale of the Company to a third party thereby maximizing value for all Simpson shareholders. Through such a sale, a strategic acquiror could benefit from Simpson's product and process technologies in taking advantage of the opportunities, and in meeting the challenges, presented by industry trends. While we do not believe that Simpson is properly equipped to compete as an independent company, we believe that Simpson's operations are extremely attractive to strategic acquirors, and that the price an acquiror will pay for those operations will far exceed Simpson's value in the marketplace during the foreseeable future. Furthermore, we believe that several factors are aligned to make this the ideal time to pursue a sale of the Company.

         - SIMPSON'S RECENT INTERNAL TOP-LINE GROWTH demonstrates the strength of the sales force and operating personnel that are actually running the Company on a day-to-day basis, as compared to what we view as the weakness of the Board and top officers who are determining the Company's strategic direction. This operational performance ought to be capitalized upon.

         - THE CURRENT HIGH-WATER-MARK OF AUTO INDUSTRY SALES are not generally projected to continue at this fever pitch. That means automotive supplier earnings may be at their peak. In view of that, and given the fact that transaction values are often based on multiples of earnings, auto parts manufacturers that sell now are likely to achieve more favorable transaction values than if they sell later.

         - THE CURRENT DISLOCATION IN THE MARKET VALUES OF AUTO PARTS MANUFACTURERS has, in our opinion, made the sector ripe for another wave of consolidation. As such, by sitting still now Simpson runs the risk of being even more isolated and consequently, under even more price-pressure as more of its peer group is consolidated into larger competitors.

         THE CONSOLIDATION IN THE SUPPLIER INDUSTRY WILL NOT LAST FOREVER. NOW IS THE TIME FOR THE BOARD TO ACT, BEFORE IT IS TOO LATE. Simpson shareholders have suffered with negative returns for too long. In our view, the best way for shareholders to obtain the full value of their shareholdings is for the Board to retain a recognized investment banking firm and to charge such firm with the responsibility of objectively determining the value of Simpson's businesses and then conducting a competitive auction process.

         By electing the MMI Nominees to the Board, shareholders of Simpson will be electing three directors that are committed to maximizing Simpson shareholder value through the solicitation of offers, by an independent investment bank, for the sale of Simpson, at an attractive price.

         IF YOU SHARE OUR VIEWS, WE URGE YOU TO SIGN, DATE AND RETURN THE BLUE PROXY CARD AND VOTE FOR THE MMI NOMINEES FOR ELECTION TO THE BOARD AND TO SUPPORT OUR SHAREHOLDER VALUE PROPOSAL.

                     OUR PROPOSAL FOR ELECTION OF DIRECTORS

GENERAL

         The Board presently consists of 10 directors. At Simpson's 1999 Annual Meeting, the shareholders approved an amendment to Simpson's Bylaws to eliminate the classification of the Board and to provide for the annual election of directors. According to Simpson's preliminary proxy statement for the 2000 Annual Meeting which was filed with the SEC on March 3, 2000, at the 2000 Annual Meeting seven nominees will be elected to the Board, to hold office until the 2001 Annual Meeting and until their successors have been elected and qualified or until their earlier death, resignation or removal. In accordance with Simpson's Bylaws, MMI Investments has provided written notice to the Secretary of the Company of its intent to nominate the MMI Nominees for election to the Board.

THE MMI NOMINEES

         MMI Investments proposes that the Simpson shareholders elect the MMI Nominees to the Board at the 2000 Annual Meeting. The three MMI Nominees are listed below and have furnished the following information concerning their principal occupations or employment and certain other matters.



Name and Business Address                        Principal Occupation and Business Experience During Last Five
-------------------------                        Years; Current Directorships; Age
                                                 ---------------------------------
John S. Dyson..................................  Mr. Dyson has been chairman of Millbrook Capital Management, Inc.
c/o Millbrook Capital Management, Inc.           ("Millbrook") and its predecessors since inception in 1981.  He is
RR 1                                             also a director of Millbrook.  From 1994 to 1996, Mr. Dyson served
Box 167D                                         as Deputy Mayor for Finance and Economic Development for the City
Wing Road                                        of New York and currently serves as Chairman of the Mayor's Council
Millbrook, New York 12545                        of Economic Advisors.  Mr. Dyson was Vice-Chairman of
                                                 Dyson-Kissner-Moran Corporation where he worked from 1970 to 1975.
                                                 In 1974, Mr. Dyson was appointed Commissioner of the New York State
                                                 Department of Agriculture.  From 1975 to 1979, Mr. Dyson served as
                                                 Commissioner of the New York State Department of Commerce.  From
                                                 1979 to 1985, Mr. Dyson was Chairman of the New York State Power
                                                 Authority.  Mr. Dyson earned his Bachelors Degree from Cornell
                                                 University and his Masters Degree from Princeton University.  He serves as a Trustee of Cornell University, Morgan Library and
                                                 Middlesex School. Mr. Dyson also serves as Chairman of the Board and a director of Key Components, Inc., a diversified manufacturing corporation ("Key Components"), Key Components Finance Corp.
                                                 ("KCFC") and Key Components, LLC ("KC LLC").
                                                 AGE: 57.

Clay B. Lifflander.............................  Mr. Lifflander was appointed President and a director of Millbrook
c/o Millbrook Capital Management, Inc.           in October 1995.  From 1994 to 1995, he served as President of the
RR 1                                             New York City Economic Development Corporation.  During this
Box 167D                                         period, Mr. Lifflander also served as Chairman of the New York City
Wing Road                                        Industrial Development



Name and Business Address                        Principal Occupation and Business Experience During Last Five
-------------------------                        Years; Current Directorships; Age
                                                 ---------------------------------

Millbrook, New York 12545                        Agency.  Previously, Mr. Lifflander was  Managing Director in the Mergers
                                                 and Acquisitions Group at Smith Barney Inc., where he worked from 1984 to 1994.
                                                 Mr. Lifflander earned his Bachelors Degree and MBA from Cornell University. He currently serves on the boards of the United Nations Development
                                                 Corporation, the Hudson River Museum and Key Components. Mr.
                                                 Lifflander also serves as Chief Executive Officer and a director of
                                                 Key Components and as a director of KCFC and KC LLC. AGE: 37.

Alan L. Rivera.................................  Mr. Rivera joined Millbrook in September 1996 as its Chief
c/o Millbrook Capital Management, Inc.           Financial Officer and General Counsel.  He is responsible for
RR 1                                             Millbrook's financial management and legal affairs.  Prior to
Box 167D                                         joining Millbrook, Mr. Rivera served as Executive Vice President of
Wing Road                                        Finance and Administration and General Counsel of the New York City
Millbrook, New York 12545                        Economic Development Corporation.  Previously, Mr. Rivera worked from 1987 to 1990 as a Public Finance Attorney with Mudge, Rose,
                                                 Guthrie, Alexander and Ferdon and from 1990 to 1994 as a Corporate
                                                 Finance Attorney with Townley & Updike. Mr. Rivera earned his
                                                 Bachelors Degree in Business Administration from Boston University and his Juris Doctor from Georgetown University. He serves on the board of directors of the New York City Industrial Development
                                                 Agency, the New York Health and Hospitals Corporation, Cancer Care,
                                                 Inc. Mr. Rivera also serves on the board of directors of Key
                                                 Components, KCFC and KC LLC. AGE 37.


         Each of the MMI Nominees has consented to serve as a director of Simpson if elected. EACH OF THE MMI NOMINEES HAS FURTHER INDICATED THAT, IF ELECTED TO THE BOARD, HE WILL WAIVE AND FOREGO THE RECEIPT OF ANY COMPENSATION PAYABLE BY SIMPSON TO HIM AS A RESULT OF HIS SERVING AS A MEMBER OF THE BOARD. APPRECIATION IN THE PRICE OF THE SIMPSON COMMON STOCK WILL SERVE AS THE MMI NOMINEES' COMPENSATION. Although MMI Investments has no reason to believe that any of the MMI Nominees will be unable to serve as directors, if any one or more of the MMI Nominees shall not be available for election, the persons to be appointed as proxies agree to vote for the election of such other nominees as may be proposed by MMI Investments. You are urged to carefully consider the MMI Nominees' qualifications and abilities to represent your interests. During the past three years, none of the MMI Nominees, any members of their immediate family or any of their other associates have been a party to any transaction or other relationship with the Company or any of its affiliates (other than as a shareholder). In addition, none of such persons have been indebted to the Company during that time.

REASONS FOR THE NOMINATION OF THE MMI NOMINEES

         ALL MMI NOMINEES ARE COMMITTED TO MAXIMIZING SIMPSON SHAREHOLDER VALUE THROUGH THE SOLICITATION OF OFFERS, BY AN INDEPENDENT INVESTMENT BANK, FOR THE SALE OF SIMPSON AT AN ATTRACTIVE PRICE.

         As discussed more fully elsewhere in this Proxy Statement, we have come to believe that even if the Shareholder Value Proposal were adopted by Simpson's shareholders, there is a material risk that it will not be given appropriate consideration by the Board and management, absent the presence of persons on the Board open to it and other means of enhancing shareholder value. Despite our repeated inquiries as to what action, if any, management and the Board would take in the event of the passage of our Shareholder Value Proposal, we have received no response. We have concluded that, in order to ensure that the Board and management of Simpson consider the Shareholder Value Proposal and all other available options regarding the creation of value for Simpson shareholders, the active participation in the management of Simpson by persons, like the MMI Nominees, specifically committed to such goals is necessary to protect the interests of all Simpson shareholders. Further, the MMI Nominees, through their backgrounds in business, government, and investment banking, will bring a substantial and relevant body of business experience to the Board. Accordingly, we believe it is in the best interests of all Simpson shareholders to support the election of the MMI Nominees to the Board.

                                  *  *  *


         When you return the BLUE proxy card you will be voting for the MMI Nominees and four of the Company's seven nominees proposed to serve as directors, unless you appropriately mark your card otherwise. Since MMI Investments has only nominated three individuals for the seven available Board seats, if the MMI Nominees are elected, four of the nominees proposed by the Company who receive the highest number of votes will also be elected. MMI Investments intends to use the proxy solicited hereby to vote for the Company's nominees, other than George R. Kempton, George A. Thomas and F. Lee Weaver. In addition, shareholders returning the BLUE proxy card have the opportunity to withhold authority with respect to any other Company nominee by writing the name of that nominee on the BLUE proxy card. There can be no assurance that the Company's nominees will serve if elected with any of the MMI Nominees.


         Election of nominees as directors of Simpson requires the affirmative vote of a plurality of the votes cast on the matter at the Annual Meeting, assuming a quorum is present or otherwise represented at the Annual Meeting. "Plurality" means that the nominees who receive the largest number of votes cast will be elected as directors. Consequently, only shares of Common Stock that are voted in favor of a particular nominee will be counted toward such nominee's attaining a plurality of votes. Shares present at the meeting that are not voted for a particular nominee (including broker non-votes) and shares present by proxy where the shareholder properly withheld authority to vote for such nominee will not be counted toward such nominee's attainment of a plurality. Your vote is important regardless of the number of shares you own.

         MMI INVESTMENTS BELIEVES THAT IT IS IN YOUR BEST INTEREST TO ELECT THE MMI NOMINEES AT THE 2000 ANNUAL MEETING, AND STRONGLY RECOMMENDS A VOTE FOR THE ELECTION OF THE MMI NOMINEES. PLEASE SIGN AND DATE THE BLUE PROXY CARD AND RETURN IT IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE 2000 ANNUAL MEETING.

                         OUR SHAREHOLDER VALUE PROPOSAL

         We intend to present the following proposal at the 2000 Annual Meeting:

                  RESOLVED, that the shareholders of Simpson Industries, Inc. (the "Company") request that the Board of Directors seek the sale of the Company to a third party through a competitive auction process to be conducted by a recognized investment banking firm.

         Consistent with state law and the proxy rules, this proposal is merely a recommendation to the Board and its passage cannot compel action. However, a substantial shareholder vote in favor should, in our opinion, be regarded as a persuasive instruction to the Board to conduct an auction of the Company.

         MMI INVESTMENTS BELIEVES THAT IT IS IN YOUR BEST INTEREST TO APPROVE THE SHAREHOLDER VALUE PROPOSAL AT THE 2000 ANNUAL MEETING. PLEASE SIGN AND DATE THE BLUE PROXY CARD AND RETURN IT IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE 2000 ANNUAL MEETING.

                                VOTING PROCEDURES

         For the proxy solicited hereby to be voted, the enclosed BLUE proxy card must be signed, dated, and returned to MMI Investments c/o D.F. King & Co., Inc. ("D.F. King"), in the enclosed envelope in time to be voted at the 2000 Annual Meeting. If you wish to vote for the MMI Nominees and the Shareholder Value Proposal, you must submit the enclosed BLUE proxy card and must NOT submit the Company's proxy card. If you have already returned the Company's proxy card, you have the right to revoke it as to all matters covered thereby and may do so by subsequently signing, dating, and mailing the enclosed BLUE proxy card. ONLY YOUR LATEST DATED PROXY WILL COUNT AT THE 2000 ANNUAL MEETING. Execution of a BLUE proxy card will not affect your right to attend the 2000 Annual Meeting and to vote in person. Any proxy may be revoked as to all matters covered thereby at any time prior to the time a vote is taken by (i) filing with the Secretary of the Company a later dated written revocation or a duly executed proxy; (ii) submitting a duly executed proxy bearing a later date to MMI Investments; or
(iii) attending and voting at the 2000 Annual Meeting in person. Attendance at the 2000 Annual Meeting will not in an of itself constitute a revocation.

         Shares of Common Stock represented by a valid, unrevoked BLUE proxy card will be voted as specified. You may vote for the MMI Nominees and the Shareholder Value Proposal or withhold authority to vote on such proposals by marking the proper box on the BLUE proxy card. Shares represented by a BLUE proxy card where no specification has been made will be voted for the MMI Nominees and the Shareholder Value Proposal.

         Except as set forth in this Proxy Statement, MMI Investments is not aware of any other matter to be considered at the 2000 Annual Meeting. If any other matter is presented at the 2000 Annual Meeting, the persons named on the enclosed BLUE proxy card will vote in accordance with their best judgment concerning such matter.

         If any of your shares are held in the name of a brokerage firm, bank, bank nominee or other institution on the Record Date, only that institution can vote your shares and only upon its receipt of your specific instructions. Accordingly, please contact the person responsible for your account at such institution and instruct that person to execute and return the BLUE proxy card on your behalf. You should also sign, date and mail the voting instruction form (or BLUE proxy card) that your broker or banker sends you. Please do this for each account you maintain to ensure that all of your shares are voted.

         Only holders of record as of the close of business on the Record Date will be entitled to vote at the 2000 Annual Meeting. If you were a shareholder of record on the Record Date, you will retain your voting rights for the 2000 Annual Meeting even if you sell such shares after the Record Date. Accordingly, it is important that you vote the shares you own on the Record Date or grant a proxy to vote such shares, even if you sell such shares after the Record Date.

         The shares of Common Stock are the only shares of capital stock of Simpson entitled to notice of, and to vote at, the 2000 Annual Meeting. Simpson's proxy statement for the 2000 Annual Meeting is required to provide information about the number of shares of Common Stock outstanding and entitled to vote as of the Record Date, and reference is made thereto for such information. Every holder of shares of Common Stock is entitled to one (1) vote for each Common Share held. In accordance with Simpson's By-laws, at the 2000 Annual Meeting, the holders of a majority of the shares of Common Stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall be required for the purpose of a quorum. For the Shareholder Value Proposal to be adopted at the 2000 Annual Meeting if a quorum is present, it will be necessary that the Shareholder Value Proposal receive more votes favoring the Shareholder Value Proposal than votes are cast opposing the Shareholder Value Proposal. For the election of directors, nominees receiving a plurality of the votes cast at the 2000 Annual Meeting in person or by proxy will be elected as directors. "Plurality" means that the nominees who receive the largest number of votes cast will be elected as directors. Shares not voted will have no effect on the election of directors.

         Abstentions and broker non-votes are not votes cast and, therefore, will not be counted in determining voting results and will have no effect on the Shareholder Value Proposal or the election of directors, although abstentions and broker non-votes will be counted in the determination of a quorum. Inspectors of election that are appointed by the Board or, if no such appointment is made, by the presiding officer of Simpson at the 2000 Annual Meeting, will tabulate the votes cast.

         If you have questions, or need further assistance, please call Jerome Lande of Millbrook at (212) 586-4333 or our proxy solicitor, D.F. King at (888) 242-8149.

                             SOLICITATION OF PROXIES

         In connection with our solicitation of proxies for use at the 2000 Annual Meeting, such proxies may be solicited by mail, courier service, advertisement, telephone, telecopier or other electronic means, and in person. Solicitations may be made by our partners, managers, officers and other employees, none of whom will receive additional compensation for such solicitations. We may request banks, brokerage firms, and other custodians, nominees, and fiduciaries to forward all of the solicitation materials to the beneficial owners of the shares they hold of record. We will reimburse these record holders for customary clerical and mailing expenses incurred by them in forwarding these materials to their customers.


         We have retained D.F. King for solicitation and advisory services in connection with the solicitation of proxies at an estimated fee of $75,000, together with reimbursement for its reasonable out-of-pocket expenses. We have also agreed to indemnify D.F. King against certain liabilities and expenses, including liabilities and expenses under the federal securities laws. D.F. King has informed us that it would employ up to approximately seventy five persons to solicit proxies for use at the 2000 Annual Meeting.


         We will pay all expenses associated with any solicitation of proxies by us in connection with the 2000 Annual Meeting. We do not intend to seek reimbursement for such expenses from Simpson or any other party or parties. We estimate that the costs incidental to our solicitation of proxies, including expenditures for advertising, printing, postage, legal and related expenses would be approximately $400,000. Total costs incurred to the date of this Proxy Statement by us have been approximately $165,000.

                        CERTAIN INFORMATION ABOUT SIMPSON

         Simpson is a Michigan corporation with its principal executive office located at 47603 Halyard Drive, Plymouth Michigan 48170-2429. The telephone number of Simpson is (734) 207-6200.

         Simpson is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements, and other information with the SEC. Reports, registration statements, proxy statements, and other information filed by Simpson with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the SEC's

Regional Offices, Judiciary Plaza, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Room 1024, 7 World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Documents filed electronically by Simpson are also available at the SEC's Web site (http://www.sec.gov).

         Schedule II sets forth certain information obtained from documents filed with the SEC with respect to Simpson concerning the ownership of shares of Common Stock by directors and executive officers of Simpson and by other persons who own more than five percent of the outstanding shares of Common Stock.

         MMI Investments anticipates that Simpson's definitive proxy statement for the 2000 Annual Meeting will contain information concerning, among other things, (i) the background of Simpson's nominees for the Board, (ii) the compensation paid and payable to the Simpson's directors and executive officers,
(iii) the committees of Simpson's Board and their responsibilities; and (iv) the meetings of Simpson's Board and all committees thereof. MMI Investments assumes no responsibility for the accuracy or completeness of such information.

            SHAREHOLDER PROPOSALS FOR THE SIMPSON 2001 ANNUAL MEETING

         Simpson's preliminary proxy statement relating to the 2000 Annual Meeting that was filed with the SEC on March 3, 2000 indicates that any shareholder proposal to be considered for inclusion in the proxy statement to be distributed by Simpson in connection with its 2001 Annual Meeting of Shareholders must be received by Simpson not later than November 17, 2000.

                   INFORMATION CONCERNING MMI INVESTMENTS AND
                     OTHER PARTICIPANTS IN THE SOLICITATION

         Information concerning MMI Investments, MCM Management, LLC, Millbrook Capital Management, Inc., John S. Dyson, Clay B. Lifflander, Alan L. Rivera, Robert B. Kay and Jerome Lande, who are "participants" in the solicitation contemplated by this Proxy Statement, as defined in the proxy rules promulgated by the SEC under the Exchange Act, is set forth below and on Schedule I hereto.

         MMI Investments is a Delaware limited partnership formed for the purpose of investing in publicly traded securities that we believe are substantially undervalued. MCM Management, LLC ("MCM Management"), a Delaware limited liability company, is our general partner and its principal business is managing investments in publicly traded securities and in private companies. Millbrook Capital Management, Inc., a New York corporation ("Millbrook") and the manager of MMI Investments, provides management services to MMI Investments. Millbrook is also the manager of MMI Investments, L.L.C. ("MMI LLC"), a Delaware limited liability company that invests in publicly traded securities. All of the participants who are individuals (except Mr. Lande) are limited partners of MMI Investments and members of MCM Management. All of the participants who are individuals are currently employed by Millbrook in various capacities. Each such person's employment by Millbrook represents such person's principal occupation or employment. The principal business address of each participant is RR1, Box 167D, Wing Road, Millbrook, New York 12545.

         If you wish to communicate with MMI Investments concerning Simpson and the matters discussed in this Proxy Statement, executives of Millbrook can be reached at (212) 586-4333. Set forth in Schedule I hereto is certain information relating to (i) the beneficial ownership of securities of

Simpson by MMI Investments and the other participants in the solicitation contemplated by this Proxy Statement and (ii) certain transactions in such securities by such persons.

         The following persons may communicate with shareholders of Simpson in the manner contemplated by this Proxy Statement on behalf of MMI Investments:
John S. Dyson, Clay B. Lifflander, Alan Rivera and Jerome Lande.

         MMI LLC has conducted two previous proxy solicitations in an attempt to increase shareholder value. In 1997, MMI LLC conducted a proxy contest seeking to have three of its nominees elected to the Board of Directors of The Eastern Company ("Eastern"), a manufacturer of locks and other specialty industrial hardware. MMI LLC's nominees were publicly committed to enhancing value for shareholders of Eastern through the solicitation of offers by an independent investment bank for the sale of Eastern at an attractive price, or in the absence of such an offer, the implementation of other strategies aimed at enhancing shareholders' returns. MMI LLC began such contest after the rejection by Eastern of a cash merger proposal made by Millbrook on behalf of one of Millbrook's portfolio investment companies, which proposal represented a 29% premium over Eastern's average closing stock price for the thirty trading days preceding such proposal. At Eastern's 1997 Annual Meeting, Eastern's incumbent directors were reelected. However, within one month of such Annual Meeting, the Board of Directors of Eastern replaced Eastern's Chief Executive Officer with an individual whose views concerning Eastern's business strategy were in our opinion largely consistent with those of MMI LLC. MMI LLC acquired its Eastern shares between February and September 1996 for an average price of $12.24 per share. It sold its shares in April 1998 for an average price of $25.88 per share.

         On October 30, 1998, MMI LLC submitted a shareholder proposal similar to the Shareholder Value Proposal to Excel Industries, Inc. ("Excel"), a manufacturer of window, door and seating systems, RV appliances, and complex injection-molded parts for automotive, bus, heavy truck and recreational vehicle manufacturers. On November 18, 1998, Excel issued a press release announcing that it had engaged Morgan Stanley Dean Witter & Co. as its financial advisor to consider strategic alternatives to benefit Excel and enhance shareholder value. MMI LLC filed on November 30, 1998 a proxy statement with the Securities and Exchange Commission in support of its shareholder proposal and in order to allow it to more freely communicate with Excel's other shareholders concerning Excel's process of considering strategic alternatives. Representatives of MMI LLC thereafter began discussions with Excel's management and investment bankers, industry analysts and other Excel shareholders, to attempt to ensure all strategic alternatives available to Excel be fully considered by it, including the sale of Excel. This effort culminated in the announcement on January 19, 1999 that Excel had agreed to be acquired by Dura Automotive Systems Inc. at $25.50 per share, a significant premium over Excel's prior trading prices. This acquisition closed in March 1999. MMI LLC acquired its Excel shares between June 1997 and October 1998 at an average price of $14.11 per share.

         There can be no assurance as to what the result of the current Shareholder Value Proposal for Simpson will be.

         Except as set forth in this Proxy Statement (including the Schedules hereto), none of MMI Investments or any other participant in this solicitation or any of their respective associates: (i) directly or indirectly beneficially owns any shares of Common Stock or any other securities of the Company or any of its subsidiaries; (ii) has had any relationship with the Company in any capacity other than as a shareholder, or is or has been a party to any transaction, or series of similar transactions, since the beginning of Company's last fiscal year with respect to any shares of the Company; (iii) knows of any transactions since the beginning of Company's last fiscal year, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000 and in which any of them or their respective affiliates had, or will have, a direct or indirect material interest; (iv) has any interest in the matters to be voted on at the 2000 Annual Meeting, other than an interest, if any, as a shareholder of the Company; or (v) has been indebted to the Company or any of its subsidiaries.

         In addition, other than as set forth in this Proxy Statement (including the Schedules hereto), there are no contracts, arrangements or understandings entered into by MMI Investments or any other participant in this solicitation or any of their respective associates within the past year with any person with respect to any of the Company's securities, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies. In addition, none of MMI Investments or any other participant in this solicitation or any of their respective associates has been engaged in contacts, negotiations or transactions with the Company or its affiliates concerning a merger, consolidation, acquisition, tender offer or other acquisition of securities, or a sale or other transfer of a material amount of assets; or has had any other transaction (other than this proxy solicitation and matters incidental thereto) with the Company or any of its executive officers, directors or affiliates that would require disclosure under the rules and regulations of the SEC.

         Except as set forth in this Proxy Statement (including the Schedules hereto), none of MMI Investments or any other participant in this solicitation or any of their respective associates, has entered into any agreement or understanding with any person with respect to (i) any future employment by the Company or its affiliates or (ii) any future transactions to which the Company or any of its affiliates will or may be a party.

                             ADDITIONAL INFORMATION

         MMI Investments assumes no responsibility for the accuracy or completeness of any information contained herein which is based on, or incorporated by reference to, filings of Simpson with the SEC.

         Questions, or requests for additional copies of this Proxy Statement, should be directed to:

                              D.F. KING & CO., INC.
                                 77 WATER STREET
                               NEW YORK, NY 10005

                                 CALL TOLL FREE:
                                 1-888-242-8149

                                   SCHEDULE I

       COMMON SHARES BENEFICIALLY OWNED BY MMI INVESTMENTS II-A, L.P. AND
                      MCM MANAGEMENT, LLC AND OTHER PERSONS

                                   SCHEDULE OF
              PURCHASES OF COMMON STOCK OF SIMPSON INDUSTRIES, INC.
                          BY MMI INVESTMENTS II-A, L.P.

Date                      No. of Shares                  Price Per Share
----                      -------------                  ---------------
5/18/99                        1,000                           9.75
6/22/99                        1,000                          10.03
7/29/99                        1,000                          12.06
7/30/99                       10,000                          11.94
8/3/99                         6,600                          11.92
8/4/99                        10,000                          11.94
8/5/99                         7,600                          11.92
8/6/99                         5,000                          11.81
8/9/99                         5,000                          11.69
8/10/99                       18,000                          11.77
8/11/99                        1,000                          11.94
8/12/99                       10,000                          11.88
8/13/99                       10,000                          11.81
8/16/99                        5,000                          11.65
8/17/99                       11,000                          11.75
8/18/99                       12,000                          11.82
8/19/99                      105,000                          11.95
8/20/99                        5,000                          12.25
8/23/99                        2,000                          12.25
8/24/99                        3,000                          12.25
8/25/99                        3,500                          12.41
8/26/99                       11,000                          12.42
8/27/99                        8,500                          12.39
8/30/99                       32,000                          12.44
8/31/99                       21,000                          12.44
9/1/99                        20,000                          12.44
9/9/99                         1,500                          12.06
9/13/99                       75,000                          12.13
9/17/99                        5,000                          11.94
9/20/99                       63,000                          12.00
9/20/99                        5,000                          11.94
9/21/99                        1,000                          11.50
9/22/99                        3,000                          11.25
9/23/99                       16,600                          11.25
9/24/99                        5,000                          11.88
10/4/99                       10,000                          11.63
10/6/99                        5,200                          11.19
10/7/99                        6,000                          11.31
10/13/99                       3,600                          10.90
10/14/99                      10,000                          10.88

Date                      No. of Shares                  Price Per Share
----                      -------------                  ---------------
10/15/99                      40,300                          11.05
10/18/99                      35,000                          10.93
10/21/99                       5,000                          10.19
10/22/99                      17,400                          10.45
10/25/99                       7,500                           9.81
10/26/99                      29,300                          10.15
10/28/99                       3,300                          10.25
10/29/99                      12,000                          10.46
11/1/99                       11,300                          10.36
11/2/99                        3,800                          10.59
12/10/99                       9,000                          11.54
12/14/99                      19,300                          11.70
12/15/99                      15,000                          11.71
12/16/99                       2,600                          11.71
12/17/99                      17,500                          11.75
12/20/99                      25,000                          11.75
12/22/99                      11,600                          11.69
12/29/99                       7,100                          10.50
2/10/00                       11,000                          10.55
2/11/00                       19,900                          10.56
2/14/00                        5,000                          10.38
2/15/00                        1,300                          10.00
2/16/00                        5,700                          10.31
                            --------
                             850,000


         Based on 17,907,194 shares of Common Stock outstanding as of March 3, 2000 (as reported in Simpson's preliminary proxy statement for the 2000 Annual Meeting that was filed with the SEC on March 3, 2000), the 850,000 shares of Common Stock owned by MMI Investments represents 4.7% of the outstanding Common Stock.

         By virtue of being the general partner of MMI Investments, MCM Management may be deemed to be the beneficial owner of the 850,000 shares (or approximately 4.7%) of Common Stock of Simpson owned by MMI Investments. Except for the shares of Common Stock owned by MMI Investments, none of MCM Management, Millbrook, John S. Dyson, Clay B. Lifflander, Alan L. Rivera, Robert B. Kay or Jerome Lande beneficially own any Common Stock of Simpson.

         In connection with the above-referenced transactions, MMI Investments used (i) available cash and (ii) the proceeds of approximately $7.7 million principal amount of margin loans to make these purchases. These margin loans were obtained from one broker under customary terms and conditions. The entire principal amount of such margin loans remains outstanding as of the date of this Proxy Statement.

                                   SCHEDULE II

                  BENEFICIAL OWNERSHIP OF SIMPSON COMMON SHARES

         The following information is derived from publicly available information on file with the SEC, and sets forth (i) the number of shares of Common Stock beneficially owned, as of February 1, 2000, by the directors and executive officers of Simpson Industries, Inc., as reported in Simpson's preliminary proxy statement for the 2000 Annual Meeting that was filed with the SEC on March 3, 2000, and (ii) the number of shares of Common Stock beneficially owned by persons known to MMI Investments to beneficially own 5% or more of the outstanding shares of Common Stock:


                                                                           NUMBER OF SHARES                PERCENT
                 NAME OF BENEFICIAL OWNER                                BENEFICIALLY OWNED(1)            OF CLASS
                 ------------------------                                ---------------------            --------
Dimensional Fund Advisors, Inc. ..................................            1,257,625 shares (2)           6.98%
    1299 Ocean Avenue
    Santa Monica, CA  90401

President and Fellows of Harvard College .........................            1,020,536 shares (3)           5.66%
    c/o Harvard Management Company, Inc.
    600 Atlantic Avenue
    Boston, MA  02210

Roy E. Parrott ...................................................              203,156                      1.11
Walter J. Kirchberger ............................................               90,432                      0.50
F. Lee Weaver ....................................................               82,420(4)                   0.45
James A. Hug .....................................................               82,037                      0.45
George G. Gilbert ................................................               76,855                      0.42
Frank K. Zinn ....................................................               59,061(5)                   0.32
Robert W. Navarre ................................................               28,562                      0.16
George R. Kempton ................................................               30,813(6)                   0.17
Vinod M. Khilnani ................................................               36,037                      0.20
James B. Painter .................................................               28,769                      0.16
George A. Thomas .................................................               29,898(7)                   0.16
Ronald L. Roudebush ..............................................               19,000                      0.10
Susan F. Haka ....................................................                7,020                      0.04
Michael E. Batten.................................................                7,000                      0.04-
All present directors and executive officers......................              781,060 shares               4.29%


-------

(1) Includes shares beneficially held for certain executive officers and directors under the Simpson Industries, Inc. Savings Plan and also includes 320,546 shares of Common Stock certain executive officers and directors may acquire within the next 60 days pursuant to the exercise of stock options under the Company's long-term incentive plans.

(2) Sole voting power - 1,257,625 shares (6.98%); sole investment power - 1,257,625 shares (6.98%); as reported in the Schedule 13G, dated February 4, 2000, received by the Company from Dimensional Fund Advisors, Inc. ("Dimensional"). Dimensional, a registered investment advisor, is deemed to have beneficial ownership of 1,257,625 shares of the Company's common stock as of December 31, 1999, all of which shares are held by certain registered investment companies or certain other investment vehicles. Dimensional serves as investment advisor or manager to all such investment companies and investment vehicles. Dimensional disclaims beneficial ownership of all such shares.

(3) Includes 957,436 shares owned by President and Fellows of Harvard College ("President and Fellows") and 45,100 shares owned by Harvard Master Trust ("Trust"). President and Fellows along with Trust comprise a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and each may be deemed to beneficially own the shares of the Company owned by the others. Sole voting power - President and Fellows:
      975,436 shares (5.41%); Trust: 45,100 shares (0.25%); sole investment power - President and Fellows 975,436 shares (5.41%); Trust: 45,100 shares (0.25%); as reported in the Schedule 13G, dated February 7, 2000, received by the Company from President and Fellows.

(4) Includes 55,917 shares owned by Prudence B. Weaver, Mr. Weaver's wife, for her own benefit.

(5) Includes 43,311 shares owned jointly by Mr. Zinn and Ruth A. Zinn, his wife.

(6) Includes 20,463 shares owned jointly by Mr. Kempton and H. Kempton, his wife.

(7) Includes 9,898 shares owned jointly by Mr. Thomas and Carolyn C. Thomas, his wife.

------------

         Although MMI Investments does not have any information that would indicate that any information contained in this Schedule II, which has been taken from documents on file with the SEC, is inaccurate or incomplete, MMI Investments assumes no responsibility for the accuracy or completeness of such information.

REVOCABLE                                                              REVOCABLE
PROXY                                                                      PROXY


                            SIMPSON INDUSTRIES, INC.
                ANNUAL MEETING OF STOCKHOLDERS -- APRIL 18, 2000

         THIS PROXY IS SOLICITED IN OPPOSITION TO THE BOARD OF DIRECTORS OF SIMPSON INDUSTRIES, INC. BY MMI INVESTMENTS II-A, L.P. ("MMI")

     The undersigned shareholder of Simpson Industries, Inc. (the "Company") hereby appoints John S. Dyson and Clay B. Lifflander, or either one of them, each with full power of substitution, to act as proxies for the undersigned, and to vote all shares of Common Stock, par value $1.00 per share, which the undersigned would be entitled to vote if personally present at the Annual Meeting of Stockholders of the Company to be held on April 18, 2000 and at any and all postponements and adjournments thereof, as indicated on the reverse side hereof.

     THIS PROXY IS REVOCABLE AND WILL BE VOTED AS DIRECTED, BUT IF NO INSTRUCTIONS ARE SPECIFIED, THIS PROXY WILL BE VOTED (1) FOR THE ELECTION OF EACH OF THE MMI NOMINEES AND FOUR OF THE COMPANY'S NOMINEES AND (2) FOR THE SHAREHOLDER VALUE PROPOSAL. IF ANY OTHER BUSINESS IS PRESENTED AT THE ANNUAL MEETING, THIS PROXY WILL BE VOTED BY THOSE NAMED IN THIS PROXY IN THEIR BEST JUDGMENT. AT THE PRESENT TIME, MMI KNOWS OF NO OTHER BUSINESS TO BE PRESENTED AT THE ANNUAL MEETING. THIS PROXY REVOKES ALL PRIOR PROXIES GIVEN BY THE UNDERSIGNED WITH RESPECT TO MATTERS COVERED BY THIS PROXY AND THE VOTING OF SHARES OF COMMON STOCK OF THE COMPANY AT THE 2000 ANNUAL MEETING.

PLEASE SIGN, DATE, AND MAIL THE PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE.
                  (Continued and to be signed on reverse side.)

   THIS PROXY IS SOLICITED IN OPPOSITION TO THE BOARD OF DIRECTORS OF SIMPSON
                            INDUSTRIES, INC. BY MMI

  MMI RECOMMENDS A VOTE "FOR" THE MMI NOMINEES LISTED AND "FOR" THE SHAREHOLDER
                                 VALUE PROPOSAL



1.  ELECTION OF DIRECTORS--NOMINEES OF MMI:       For Withhold   2.  To approve the Shareholder Value Proposal      For   Against
    John S. Dyson, Clay B. Lifflander and         / /    / /         submitted by MMI Investments II-A, L.P.        / /     / /
    Alan L. Rivera

    Instruction:  To withhold authority to vote                  3.  In the discretion of the Proxies appointed
    for the election of any individual nominee(s),                   hereunder, on such other business as may
    write the name(s) of such in the following                       properly come before the meeting.
    space:

    --------------------------------------------

    MMI Intends to use this Proxy to vote for the persons nominated by the Company to serve as Directors, other than the Company nominees listed below. To withhold authority to vote for one or more additional Company nominees, write the name of the nominee(s) below. Refer to the proxy statement and proxy distributed by the Company for the names and other information concerning such nominees.

    --------------------------------------------                 The undersigned acknowledges receipt of MMI's Proxy
    Company Nominee Exception(s)                                 Statement.

    MMI is NOT seeking authority to vote for and                 Dated:  ____________________________________, 2000
    will not exercise any such authority for
    George R. Kempton, George A. Thomas and F. Lee               Signature(s) _____________________________________
    Weaver. There is no assurance that any of the
    Company's nominees will serve as Directors                   __________________________________________________
    if the MMI Nominees are elected to the Board.                IMPORTANT:  PLEASE SIGN EXACTLY AS YOUR NAME OR
                                                                 NAMES APPEAR HEREON.  IF SIGNING AS AN ATTORNEY,
                                                                 EXECUTOR, ADMINISTRATOR, TRUSTEE, GUARDIAN, OR IN
                                                                 SOME OTHER REPRESENTATIVE CAPACITY, OR AS AN
                                                                 OFFICER OF A CORPORATION, PLEASE INDICATE YOUR
                                                                 CAPACITY OR FULL TITLE.  IF STOCK IS HELD JOINTLY,
                                                                 EACH JOINT OWNER SHOULD SIGN.



    YOUR VOTE IS IMPORTANT! PLEASE SIGN, DATE, AND PROMPTLY MAIL YOUR PROXY.